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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549





                                    FORM 11-K



(MARK ONE)

            X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           ---    EXCHANGE ACT OF 1934


            For the fiscal year ended December 31, 1999

                                       OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           ---    EXCHANGE ACT OF 1934


                  For the transition period from           to
                                                -----------   ----------


                  Commission File # 1-12145


                           SNYDER COMMUNICATIONS, INC.
                AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN
                            (Full title of the plan)






                           SNYDER COMMUNICATIONS, INC.
        (Name of the issuer of the securities held pursuant to the plan)

                           Snyder Communications, Inc.
                              6903 Rockledge Drive
                            Bethesda, Maryland 20817
                     (Address of principal executive office)


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NY2:\894004\01\74807.0003
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                           SNYDER COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                                TABLE OF CONTENTS

Financial Statements
--------------------

                     Report of Independent Public Accountants                3

                     Statement of Financial Position                         4

                     Statement of Operations and Changes in Plan Equity      5

                     Notes to Financial Statements                           6

Signatures                                                                   10
----------

Exhibits
--------

23.1                 Consent of Arthur Andersen LLP                          11



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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Snyder Communications, Inc. Employee Stock Purchase Plan:

         We have audited the accompanying statement of financial position of the Snyder Communications, Inc. Employee Stock Purchase Plan (the "Plan") as of December 31, 1999, and the related statement of operations and changes in plan equity for the period July 1, 1999 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Snyder Communications, Inc. Employee Stock Purchase Plan as of December 31, 1999, and the results of its operations and its changes in plan equity for the period July 1, 1999 (date of inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                 ARTHUR ANDERSEN LLP




Vienna, Virginia
March 15, 2000



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

The accompanying notes are an integral part of this statement.


                           SNYDER COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999

ASSETS:
Participant contributions receivable for SNC common stock purchases ......................   $256,658
Snyder Communications, Inc. contributions receivable for SNC common stock purchases ......     44,675
Participant contributions receivable for Circle.com common stock purchases ...............     64,861
Snyder Communications, Inc. contributions receivable for Circle.com common stock purchases     11,059
                                                                                             --------
                     Total assets ........................................................   $377,253
                                                                                             ========

LIABILITIES AND PLAN EQUITY:
Payable for stock purchases of SNC common stock ..........................................   $297,836
Payable for stock purchases of Circle.com common stock ...................................     73,727
Excess contribution payable to Plan participants .........................................      5,690
Plan equity ..............................................................................       --
                                                                                             --------
                     Total liabilities and plan equity ...................................   $377,253
                                                                                             ========

                                       4
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The accompanying notes are an integral part of this statement.


                           SNYDER COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

               STATEMENT OF OPERATIONS AND CHANGES IN PLAN EQUITY
             FOR THE PERIOD JULY 1, 1999 (DATE OF INCEPTION) THROUGH
                                DECEMBER 31, 1999

ADDITIONS
      Participant contributions for SNC common stock purchases ......................   $532,939
      Snyder Communications, Inc. contributions for SNC common stock purchases ......     91,797
      Participant contributions for Circle.com common stock purchases ...............     64,861
      Snyder Communications, Inc. contributions for Circle.com common stock purchases     11,059
                                                                                        --------
                     Total additions ................................................    700,656
DEDUCTIONS
      Purchases of SNC common stock .................................................    323,403
      Amount reserved for future purchases of SNC common stock ......................    297,836
      Amount reserved for future purchases of Circle.com common stock ...............     73,727
      Refund of excess participant contributions ....................................      5,690
                                                                                        --------
                     Total deductions ...............................................    700,656
                                                                                        --------
NET ADDITIONS (DEDUCTIONS) ..........................................................       --
PLAN EQUITY, date of inception ......................................................       --
                                                                                        --------
PLAN EQUITY, end of year ............................................................   $   --
                                                                                        ========


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                           SNYDER COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.    DESCRIPTION OF THE PLAN:

General

         The following description of the Snyder Communications, Inc. ("Snyder") Employee Stock Purchase Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

         The Plan was approved by the shareholders of Snyder and adopted by the Board of Directors (the "Board") of Snyder on May 6, 1999, and commenced operations on July 1, 1999. In connection with a recapitalization completed by Snyder on October 22, 1999, in which each share of Snyder common stock was converted into one share of SNC common stock and .25 of a share of Circle.com common stock, the Plan was amended and restated to enable employees to purchase shares of SNC common stock and Circle.com common stock. All references to the Plan herein refer to the Plan as amended.

         The Plan provides a way for eligible employees of Snyder to become SNC or Circle.com shareholders on favorable terms. The Plan provides for the purchase of up to 2.5 million shares of SNC common stock and 625,000 shares of Circle.com common stock by eligible employees through successive offering periods. At the start of each offering period, participating employees make an election to contribute up to a maximum of 10% of their compensation through after-tax payroll deductions. At the end of the offering period, each employee's accumulated contributions are used to purchase SNC common stock or Circle.com common stock. The price for shares purchased under the Plan is 85% of the fair market value at the end of the offering period.

         The first offering period commenced on July 1, 1999 and ended on September 30, 1999. The purchase price of SNC common stock was $12.909375, which represents 85% of the fair market value of $15.1875, which was the price of SNC common stock at the close of business on September 30, 1999. The second offering period commenced on October 1, 1999 and ended on December 31, 1999. The purchase price of SNC common stock was $16.3625, 85% of the fair market value of $19.25, which was the price of SNC common stock at the close of business on December 31, 2000. The purchase price of Circle.com common stock was $10.465625, 85% of the fair market value of $12.3125, which was the price of Circle.com commonstock commonstock at the close of business on December 31, 2000.

Plan Administration

         The Plan is administered by the Administrative Committee ("Committee") of Snyder. The Committee has the authority to adopt, amend and rescind rules and regulations governing the administration of the Plan. AST StockPlan, Inc. is the record keeper of the Plan. National Discount Broker is the approved broker.


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                           SNYDER COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)



Eligibility

         Any employee of a Snyder U.S. subsidiary is eligible to participate in the Plan if he or she meets all of the following requirements at the beginning of an offering period: he or she works more than 20 hours a week, who for purposes of Section 423 (b) (3) of the Internal Revenue Code ("IRC"), is deemed to not own stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of Snyder. Employees of Snyder's non-U.S. subsidiaries and one U.S. subsidiary do not participate in the Plan.

Participant Contributions

         Eligible employees can contribute, through payroll deductions on an after-tax basis, an amount up to 10% of their compensation, as defined in the Plan, subject to certain limitations under the IRC. The Plan limits a participant's ability to make changes in the amount withheld after the start of an offering period. Amounts withheld are accumulated and used at the end of an offering period to purchase shares under the Plan. Currently, federal income tax laws prohibit plan participants from purchasing more than $25,000 worth of common stock in a calendar year or any amount of common stock that would bring total ownership to 5% or more of a company. The Plan also limits a participant to purchase no more than 800 shares of SNC common stock or 200 shares of Circle.com common stock during any offering period. Only whole shares of common stock may be purchased under the Plan. Any amount remaining after the purchase of whole shares is either carried forward to the subsequent offering period or refunded to the participant, if he or she does not participate in the subsequent offering period. In the event that there are insufficient shares available under the Plan to satisfy purchase requests, the Committee will make a pro rata allocation of available shares among participants.

         Snyder may use the payroll deductions for any corporate purpose, and Snyder has no obligation to segregate employees' payroll deductions from any other funds of Snyder pending the purchase of shares at the end of each offering period. No interest accrues or is paid on the participants' accumulated payroll deductions.

Payment of Benefits

         On the last day of the offering period, participant contributions are used to purchase stock at the purchase price of 85% of the fair market value at the exercise date. If a participant terminates employment, or if a participant is no longer eligible to participate in the Plan, his or her payroll deductions will be refunded.

                           SNYDER COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


Excess Contributions Payable

         An excess contribution is either an amount withheld in excess of the 10% of compensation limit in the Plan or an amount withheld that would permit a participant to acquire more than $25,000 worth of common stock or purchase 800 shares of SNC common stock or 200 shares of Circle.com common stock. Excess contributions payable at December 31, 1999, equaled $5,690.

Administrative Expenses

         All administrative expenses of the Plan are paid by Snyder. Total administrative expenses for the period July 1, 1999, through December 31, 1999, equaled $123,668.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

         The Plan financial statements are prepared on the accrual basis of accounting. Assets and liabilities of the Plan are stated at fair value.

Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.


Security Transactions

         Securities are issued directly by Snyder to the participants of the Plan from treasury shares designated for the Plan.

3.    TAX STATUS:

         The Plan is intended to constitute an "employee stock purchase plan" as described in Section 423 of the IRC. The Plan is not a qualified pension, profit sharing or stock bonus plan under Section 401(a) of the IRC, and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

4.    AMENDMENT OR TERMINATION OF THE PLAN:

         Snyder's Board may modify, revise or terminate the Plan at any time, although shareholder approval is necessary for certain changes. In the event of Plan termination, the offering period in effect will close as scheduled, participant contributions will be used to purchase shares and any remaining cash will be refunded to the participants.


                                       8
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                           SNYDER COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)


5.    SUBSEQUENT EVENTS:

         On February 20, 2000, Havas Advertising ("Havas Advertising"), HAS Acquisition Corp. and Snyder Communications, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which HAS Acquisition Corp. will be merged with and into Snyder Communications, with Snyder Communications surviving as a subsidiary of Havas Advertising (the "Merger"). Under the terms of the Merger Agreement, holders of SNC common stock will receive American Depositary Shares of Havas Advertising ("Havas Advertising ADSs"), the number of which will be based on a formula which values the SNC common stock at $29.50 per share, and which will value the Havas Advertising ADSs (one ADS to be equal to a fraction of a share of Havas Advertising stock) based on an average closing sale price of the Havas Advertising stock on the Premier Marche of the Bourse de Paris for the 20 days ending on the date immediately prior to the Merger, subject to a minimum and maximum amount. The Circle.com common stock will remain outstanding. The consummation of the Merger is subject to certain conditions, including approval by the stockholders of each of Snyder and Havas Advertising and receipt of all required regulatory approvals. The items included in the notes to the Plan financial statements do not address any impact that the Merger could have on the financial condition or results of operations of the Plan.

         On March 15, 2000, the Committee suspended future purchases under the Plan effective April 1, 2000. Participant contributions for the offering period commencing on January 1, 2000, and ending on March 31, 2000, will be used to purchase shares of SNC common stock and Circle.com common stock at 85% of the fair market value at the exercise date (March 31, 2000). Participant contributions to the Plan will cease after March 31, 2000.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Company, which administers the Amended and Restated Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on the 30th day of March, 2000.


                                           By: /s/ DAVID B. PAUKEN
                                              -------------------------------
                                              David B. Pauken
                                              Administrative Committee Member




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                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NO.    DESCRIPTION
-----------    -----------

23.1           Consent of Independent Public Accountants